Exhibit (c)-(2)
Confidential Project Charlie Discussion Materials for the Special Committee November 2023

01 EXECUTIVE SUMMARY 3 02 FINANCIAL ANALYSIS 8 03 APPENDICES Selected Public Market Observations 13 14 Glossary of Selected Terms 21 04 DISCLAIMER 23

01 EXECUTIVE SUMMARY

CONFIDENTIAL • iClick Interactive Asia Group Limited (Nasdaq: ICLK) (“iClick” or the “Company”) is a marketing and enterprise cloud platform based in China and registered in the Cayman Islands. The Company has a market capitalization of ~$34.1 million1 and an enterprise value of ~($35.6) million1 .. • On December 22, 2017, the Company went public on Nasdaq under the symbol “ICLK”, raising ~$23.3 million in net proceeds, at an implied market capitalization of approximately $464.0 million. • In 2021, the Company received two separate take private offers, one from a consortium led by PAG Pegasus Fund LP and Oasis Management Company Ltd (“PAG/Oasis”) and another from a consortium led by Infinity Equity Management Co. Ltd (“Infinity”); the Company formed a special committee of the Board of Directors (the "Special Committee") to assess the offers; Nomura International (Hong Kong) Limited (“Nomura”) was retained by the Special Committee as its financial advisor and ran a market check during early 2022 that resulted in no additional indications of interest; we understand that PAG/Oasis and Infinity both abandoned their take private offers during 2022. Executive Summary Situation Overview 1. As of 11/20/2023. Source: Company management, Capital IQ, public filings. 4 Company and Situation Background

CONFIDENTIAL • On December 20, 2022, the Board of Directors of the Company received a preliminary non-binding proposal letter (the “Initial Proposal Letter”) from Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang (Chairman of the Board, Chief Executive Officer and Co-Founder of the Company), Bubinga Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wing Hong Sammy Hsieh (Director and Co-Founder of the Company), and Rise Chain Investment Limited, a British Virgin Islands company wholly owned by Mr. Huang Jianjun (collectively, the “Buyer Consortium") to acquire all the outstanding ordinary shares (the “Ordinary Shares”), including Ordinary Shares represented by ADSs, each representing five Ordinary Shares, other than those Ordinary Shares or ADSs owned by the Buyer Consortium, in a going-private transaction at a proposed purchase price of $0.81344 per Ordinary Share or $4.0672 per ADS (the “Initial Proposal Price”) in cash (the “Initial Proposal”). – The Initial Proposal Price represents a premium of approximately 3.0% and 12.0% to the 1-day closing price and 30-day VWAP, respectively, for the period prior to announcement of the Initial Proposal. – The Buyer Consortium beneficially owned approximately 15.2% of the Company’s outstanding shares, and 62.4% of the aggregate voting power of the Company’s total outstanding shares at the time of the Initial Proposal. • On January 20, 2023, the Company announced the Special Committee, comprised of the same four members who were previously on the one formed during the sales process in 2021, retained Houlihan Lokey as its financial advisor to assist in its evaluation of the Initial Proposal. – Houlihan Lokey was engaged to render a written opinion, if requested by the Special Committee, as to whether the consideration to be received by the shareholders of the Company which are not affiliated with the Buyer Consortium, as the case may be, in connection with any transaction recommended by the Special Committee. In addition to the foregoing, if requested by the Special Committee, Houlihan Lokey will perform market check/go-shop services. • On April 27, 2023, at the direction of the Special Committee, Houlihan Lokey ran a market check process, including nine financial sponsors and three potential strategic investors, which resulted in no indication of interest. • On July 7, 2023, the Board of Directors received a revised proposal letter (“the Proposal”) from the Buyer Consortium to increase the purchase price to $4.08 per ADS (“Proposal Price”). – The Proposal Price represents a premium of approximately 3.3% and 12.4% to the 1-day closing price and 30-day VWAP, respectively, for the period prior to announcement of the Initial Proposal. Executive Summary Situation Overview (cont.) Source: Bloomberg, Company management, Capital IQ, public filings. Process Overview 5

Executive Summary
Proposal Overview

Summary of Proposal Value

(ADS outstanding and dollars in millions, except per ADS values)

Selected Transaction Information	
Proposal Price	$4.08
ADS Equivalents Outstanding [1]	9.9
Dilutive ADS Equivalents [1] [2]	0.2
Fully-Diluted ADS Equivalents	10.1
Implied Transaction Equity Value	**$41.1**
Total Debt as of 9/30/2023 [3]	34.2
Non-Controlling Interest as of 9/30/2023 [3]	4.2
Implied Transaction Total Enterprise Value	**$79.6**
Cash, Restricted Cash and Cash Equivalents as of 9/30/2023 [3] [4]	(69.9)
Short Term Investments [3] [5]	(5.8)
Proceeds from Sale of Inforich Inc. Investment [3] [6]	(1.5)
Long Term Investments as of 9/30/2023 [3] [7]	(0.3)
Implied Transaction Enterprise Value	**$2.1**

Implied Premiums to Historical VWAP

(dollars per ADS in actual)

Unaffected Trading Period As of 12/19/2022 [8]	Closing Price / VWAP [9]	Proposal Premium/(Discount)
1-Day Closing Price	$3.95	3.3%
5-Day VWAP	$4.89	(16.5%)
10-Day VWAP	$4.37	(6.6%)
30-Day VWAP	$3.63	12.4%
3-Month VWAP	$3.39	20.2%
6-Month VWAP	$4.15	(1.8%)

Trading Period As of 11/20/2023	Closing Price / VWAP [9]	Proposal Premium/(Discount)
1-Day Closing Price	$3.40	20.0%
10-Day VWAP	$2.70	51.2%
30-Day VWAP	$2.47	65.0%
3-Month VWAP	$2.28	78.8%
VWAP Since Affected Date (12/20/2022) [10]	$2.74	49.1%

1. Based on ~9.9 million ADS equivalents outstanding as of 11/3/2023, per Company management.
2. Based on (i) an ADS equivalent of ~0.17 million restricted stock units as of 11/3/2023, and (ii) the net dilutive impact of an ADS equivalent of ~0.05 million outstanding options based on the treasury method, per Company management as of 11/3/2023.
3. Per Company management.
4. Includes $46.5 million cash and cash equivalents, $1.3 million fixed deposits and $22.2 million restricted cash, per Company management.
5. Short Term Investments represents investments in AJS Fund, Infinity-HB Ventures Fund and Wealth Management Products Ririxin at book value as of 9/30/2022, which Company management has directed us to assume is representative of fair value, and investment in Yoho Group Holdings Limited at current fair market value based on the public trading price as of 11/20/2023.
6. Represents approximately $1.5 million in cash proceeds from the sale of ~0.06 million Inforich Inc. shares sold in November 2023. The Company does not own any shares of Inforich Inc. as of 11/20/2023, per Company management.
7. Long Term Investments represents the book value of debt and equity investments as of 9/30/2023, which Company management has directed us to assume is representative of fair value.
8. Represents the last full trading day prior to the announcement of the Initial Proposal.
9. Per Bloomberg.
10. The Company announced receipt of the Initial Proposal on 12/20/2022 before market open.
Source: Bloomberg, Company management, Capital IQ, public filings.

6 | Houlihan Lokey

CONFIDENTIAL

CONFIDENTIAL 0.00 0.10 0.20 0.30 0.40 0.50 0.60 0.70 $0.00 $1.00 $2.00 $3.00 $4.00 $5.00 $6.00 12/20 1/20 2/20 3/20 4/20 5/20 6/20 7/20 8/20 9/20 10/20 11/20 Daily Trading Volume iClick Closing ADS Price Proposal Price VWAP Since Affected Date Closing ADS Price ($) Daily Volume (millions) Executive Summary ADS Price Performance Following Announcement of Initial Proposal 7 Closing ADS Prices and Daily Volume Since Announcement of Initial Proposal1 1. Initial Proposal was announced on 12/20/2022 before market open. Source: Bloomberg, Capital IQ as of 11/20/2023. Proposal Price: $4.08 VWAP Since Affected Date: $2.74

032 FINANCIAL ANALYSIS

CONFIDENTIAL $2.62 $3.99 $2.00 $3.00 $4.00 $5.00 $6.00 Proposal Price1 : $4.08 Financial Analyses Summary 9 Note: Based on (i) ~9.9 million outstanding ADS equivalents, (ii) ~0.17 million restricted stock units as of 11/3/2023 and (iii) the net dilutive impact of an ADS equivalent of ~0.05 million outstanding options based on the treasury __imethod as of 11/3/2023, per Company management. 1. Per the Proposal. Source: Bloomberg, Capital IQ, Company management, public filings, Proposal. Implied Per ADS Value Reference Range (dollars per ADS in actual) Discounted Cash Flow Analysis Discount Rate 12.5% – 17.5% Perpetual Growth Rate 2.0% – 3.0%

Financial Analyses Summary (cont.)

Financial Analysis Summary

(dollars and ADS in millions, except per share ADS values)

	Discounted Cash Flow Analysis		
	Perpetual Growth Rate		
	2.00%	--	3.00%
	Discount Rate		
	12.5%	--	17.5%
Implied Enterprise Value Reference Range	($12.7)	--	$1.2
Cash, Restricted Cash and Cash Equivalents as of 9/30/2023 [1]	69.9		69.9
Short Term Investments [2]	5.8	--	5.8
Proceeds from Sale of Inforich Inc. Investment [3]	1.5		1.5
Long Term Investments as of 9/30/2023 [4]	0.3	--	0.3
Implied Total Enterprise Value Reference Range	$64.8	--	$78.7
Total Debt as of 9/30/2023	(34.2)	--	(34.2)
Non-Controlling Interest as of 9/30/2023	(4.2)	--	(4.2)
Implied Total Equity Value Reference Range	$26.4	--	$40.2
Shares Outstanding [5]	10.1	--	10.1
Implied ADS Value Reference Range	**$2.62**	--	**$3.99**

1. Includes $46.5 million cash and cash equivalents, $1.3 million fixed deposits and $22.2 million restricted cash, per Company management.
2. Short Term Investments represents (i) investments in AJS Fund, Infinity-HB Ventures Fund and Wealth Management Products Ririxin at book value as of 9/30/2022, which Company management has directed us to assume is representative of fair value, and (ii) investment in Yoho Group Holdings Limited at current fair market value based on the public trading price as of 11/20/2023.
3. Represents approximately $1.5 million in cash proceeds from the sale of ~0.06 million Inforich Inc. shares sold in November 2023. The Company does not own any shares of Inforich Inc. as of 11/20/2023, per Company management.
4. Long Term Investments represents the book value of debt and equity investments as of 9/30/2023, which Company management has directed us to assume is representative of fair value.
5. Based on (i) ~9.9 million outstanding ADS equivalents, (ii) ~0.17 million restricted stock units as of 11/3/2023 and (iii) the net dilutive impact of an ADS equivalent of ~0.05 million outstanding options based on the treasury method as of 11/3/2023, per Company management.

Source: Bloomberg, Capital IQ, Company management, public filings.

10 | Houlihan Lokey

CONFIDENTIAL

Selected Historical and Projected Financial Data

(dollars in millions)

	Calendar Year Ended December 31,				LTM Ended	Calendar Year Ending December 31,						CAGR	CAGR
	2019	2020	2021	2022	9/30/2023	2023E	2024E	2025E	2026E	2027E	2028E	2022 to 2028E	2023E to 2028E
Marketing Solutions	**$189.0**	**$225.9**	**$242.6**	**$106.0**	**$93.8**	**$91.4**	**$99.6**	**$107.4**	**$114.8**	**$122.2**	**$125.2**	2.8%	6.5%
% of Total Revenue	*94.8%*	*88.7%*	*78.8%*	*62.7%*	*62.6%*	*63.9%*	*65.0%*	*63.2%*	*61.5%*	*60.4%*	*60.4%*		
Growth %		*19.5%*	*7.4%*	*-56.3%*		*-13.7%*	*8.9%*	*7.9%*	*6.9%*	*6.4%*	*2.5%*		
Enterprise Solutions	**10.4**	**28.9**	**65.1**	**63.1**	**56.1**	**51.6**	**53.7**	**62.5**	**71.9**	**80.1**	**82.1**	4.5%	9.7%
% of Total Revenue	*5.2%*	*11.3%*	*21.2%*	*37.3%*	*37.4%*	*36.1%*	*35.0%*	*36.8%*	*38.5%*	*39.6%*	*39.6%*		
Growth %		*176.9%*	*125.3%*	*-3.0%*		*-18.2%*	*4.0%*	*16.3%*	*15.1%*	*11.4%*	*2.5%*		
Total Revenue	**$199.4**	**$254.7**	**$307.7**	**$169.1**	**$149.9**	**$143.1**	**$153.3**	**$169.9**	**$186.7**	**$202.3**	**$207.3**	**3.5%**	**7.7%**
Growth %	*24.6%*	*27.8%*	*20.8%*	*-45.1%*		*-15.4%*	*7.1%*	*10.8%*	*9.9%*	*8.3%*	*2.5%*		
Total Cost of Revenues [1]	(142.7)	(181.5)	(218.5)	(124.3)	(113.3)	(108.5)	(114.7)	(124.2)	(133.3)	(142.9)	(146.5)		
Gross Profit	$56.7	$73.3	$89.2	$44.8	$36.6	$34.6	$38.5	$45.7	$53.4	$59.3	$60.8		
Margin %	*28.4%*	*28.8%*	*29.0%*	*26.5%*	*24.4%*	*24.2%*	*25.1%*	*26.9%*	*28.6%*	*29.3%*	*29.3%*		
Research & Development Expenses	(5.6)	(5.3)	(9.5)	(9.2)		(8.1)	(7.9)	(8.0)	(8.1)	(8.3)	(8.4)		
Selling & Marketing Expenses	(43.0)	(38.0)	(52.9)	(44.6)		(33.5)	(24.6)	(24.7)	(24.9)	(25.2)	(25.5)		
General & Administrative Expenses	(20.3)	(31.6)	(39.6)	(51.7)		(30.2)	(19.6)	(19.2)	(19.4)	(19.7)	(19.7)		
Total Operating Expenses	($68.8)	($75.0)	($102.0)	($105.5)	($87.9)	($71.8)	($52.1)	($51.8)	($52.4)	($53.2)	($53.6)		
Depreciation & Amortization	6.7	6.5	6.7	6.5	3.4	1.3	1.0	0.3	0.5	0.6	0.6		
Other (Gain) / Loss	3.0	5.9	2.2	(19.2)	(17.0)	(4.2)	--	--	--	--	--		
Total Adjustments [2]	5.1	(2.1)	1.4	23.6	18.5	5.0	--	--	--	--	--		
Adjusted EBITDA	**$2.6**	**$8.5**	**($2.6)**	**($49.7)**	**($46.4)**	**($35.1)**	**($12.6)**	**($5.8)**	**$1.4**	**$6.8**	**$7.8**	***NMF***	***NMF***
Margin %	*1.3%*	*3.3%*	*-0.8%*	*-29.4%*	*-30.9%*	*-24.5%*	*-8.2%*	*-3.4%*	*0.8%*	*3.3%*	*3.8%*		
Additional Financial Information													
Capital Expenditures	$0.7	$1.1	$1.6	$0.5		$0.6	$0.6	$0.6	$0.6	$0.6	$0.6		
Change in Net Working Capital	--	($24.2)	($31.1)	$116.0		$2.5	$1.1	($2.4)	($2.5)	($0.4)	($1.5)		

Note: Figures presented above burden Adjusted EBITDA with stock-based compensation and public company costs.

1. Adjusted for $48.9 million impairment on long-lived assets recorded in cost of revenues in 2022.

2. Total Adjustments:

Other (Gain) / Loss Adjustments [3]	*($1.5)*	*($2.8)*	*$1.1*	*$23.6*	*$18.5*	*$5.0*	--	--	--	--	--
Cost Related to New Business Setup or Acquisitions	*1.0*	*0.2*	*0.1*	*0.0*	*0.0*	--	--	--	--	--	--
Convertible Notes and Share Issuance Costs	*4.6*	*0.0*	*0.2*	*0.0*	*0.0*	--	--	--	--	--	--
Cost Related to Filing of Form F-3	*1.0*	*0.5*	*0.0*	*0.0*	*0.0*	--	--	--	--	--	--
Total Adjustments	***$5.1***	***($2.1)***	***$1.4***	***$23.6***	***$18.5***	***$5.0***	***$0.0***	***$0.0***	***$0.0***	***$0.0***	***$0.0***

3. Represents adjustment to add-back net exchange gain / loss, forfeiture of advances from customers, ADR reimbursement form depository bank, fair value gains / losses on short-term investments, impairment on long-term investments and fair value change in contingent consideration payable.

Source: Company management, public filings.

11 | Houlihan Lokey

CONFIDENTIAL

CONFIDENTIAL 12 Note: Present values as of 11/20/2023. 1. Represents a 3.0-month stub period. 2. Tax rate at 25.0% per Company management. The Company currently has a balance of net operating loss carryforwards of ~$47.1 million as of 12/31/2022, per Company 20-F filing, and is expected to continue generate __additional loss carryforwards. Company management does not expect the Company to be a cash taxpayer until CY 2028E. As such, the analysis assumes no cash tax payments through CY 2028E. 3. In terminal period, deprecation and amortization set equal to the amount in 2028E. Normalized Adjusted EBITDA margin assumed at 4.0%, per Company management. 4. Implied from corresponding discount rate and perpetual growth rate applied to 2028E unlevered free cash flow. Source: Company management. (dollars in millions) Discounted Cash Flow Analysis Projected Calendar Year Ending December 31, Terminal Value 2023E [1] 2024E 2025E 2026E 2027E 2028E Assumptions [3] Total Revenue $35.8 $153.3 $169.9 $186.7 $202.3 $207.3 $207.3 Growth % -- 7.1% 10.8% 9.9% 8.3% 2.5% -- Total Cost of Revenues (114.7) (124.2) (133.3) (142.9) (146.5) Research & Development Expenses (7.9) (8.0) (8.1) (8.3) (8.4) Selling & Marketing Expenses (24.6) (24.7) (24.9) (25.2) (25.5) General & Administrative Expenses (19.6) (19.2) (19.4) (19.7) (19.7) Depreciation & Amortization 1.0 0.3 0.5 0.6 0.6 Adjusted EBITDA ($8.6) ($12.6) ($5.8) $1.4 $6.8 $7.8 $8.3 Margin % -24.0% -8.2% -3.4% 0.8% 3.3% 3.8% 4.0% Depreciation & Amortization (0.4) (1.0) (0.3) (0.5) (0.6) (0.6) (0.6) Implied 2028E Adjusted EBITDA Adjusted EBIT ($9.0) ($13.6) ($6.2) $1.0 $6.2 $7.2 $7.7 Discount Rate Terminal Multiple [4] Taxes [2] -- -- -- -- -- -- (1.9) 2.00% 2.50% 3.00% Unlevered Earnings ($9.0) ($13.6) ($6.2) $1.0 $6.2 $7.2 $5.8 12.50% 5.4x 5.7x 6.0x Depreciation & Amortization 0.4 1.0 0.3 0.5 0.6 0.6 0.6 13.75% 4.8x 5.1x 5.3x Capital Expenditures (0.1) (0.6) (0.6) (0.6) (0.6) (0.6) (0.6) 15.00% 4.4x 4.6x 4.8x Change in Net Working Capital (4.7) 1.1 (2.4) (2.5) (0.4) (1.5) (1.5) 16.25% 4.0x 4.2x 4.4x Unlevered Free Cash Flows ($13.3) ($12.1) ($8.8) ($1.7) $5.8 $5.8 $4.3 17.50% 3.7x 3.9x 4.0x DCF Assumptions Present Value PV of Terminal Value Based of Cash Flows on Perpetual Growth Rate for Implied Enterprise Value Discount Rate (2023E - 2028E) 2028E Unlevered Free Cash Flow 2.00% 2.50% 3.00% 2.00% 2.50% 3.00% 12.50% ($26.0) $24.3 $25.7 $27.1 ($1.6) ($0.3) $1.2 13.75% ($26.0) $20.7 $21.7 $22.8 ($5.4) ($4.3) ($3.2) Gordon Growth Check 15.00% ($26.1) + $17.8 $18.6 $19.4 = ($8.3) ($7.5) ($6.7) 16.25% ($26.1) $15.4 $16.0 $16.7 ($10.7) ($10.1) ($9.4) 17.50% ($26.2) $13.5 $14.0 $14.6 ($12.7) ($12.2) ($11.6)

043 APPENDICES

043 APPENDICES Selected Public Market Observations

Public Market Observations

Trading Market Indication

(ADS outstanding, and dollars in millions, except per ADS values and where otherwise noted)

Public Market Enterprise Value Derivation	Unaffected as of 12/19/2022	Current as of 11/20/2023
Closing ADS Price	$3.95	$3.40
ADS Equivalents Outstanding [1]	9.6	10.0
Dilutive ADS Equivalents [1] [2]	0.0	0.0
Fully Diluted ADS Equivalents	9.6	10.0
Market Value of Equity	**$38.0**	**$34.1**
Total Debt [3]	39.1	44.3
Non-Controlling Interest [3]	4.5	4.4
Cash and Cash Equivalents [3]	(99.9)	(105.4)
Short Term Investments [4]	(7.8)	(7.0)
Long Term Investments [5]	(12.1)	(6.0)
Public Market Enterprise Value	**($38.1)**	**($35.6)**

Selected Market Information	Unaffected as of 12/19/2022	Current as of 11/20/2023
10-Day Average Closing ADS Price [6]	$4.64	$2.68
1-Month Average Closing ADS Price [6]	$3.30	$2.29
3-Month Average Closing ADS Price [6]	$3.01	$2.13
6-Month Average Closing ADS Price [6]	$4.24	$2.15
52-Week High Closing ADS Price [6]	$49.50	$5.44
52-Week Low Closing ADS Price [6]	$2.12	$1.40

Other Market Information	Unaffected as of 12/19/2022	Current as of 11/20/2023
90-Day Average Daily Trading Volume (in millions) [6]	0.03	0.05
% of ADS Equivalents Outstanding	*0.3%*	*0.5%*
90-Day Average Daily Trading Value (in millions) [6]	$0.1	$0.1
% of Market Value of Equity	*0.3%*	*0.3%*

Note: Days refer to trading days. Months refer to calendar months.
Note: ADS equivalents contemplate the 1:5 reverse stock split.
1. *Unaffected based on ~9.6 million ADS equivalents outstanding per the Company's Form 6-K for the period ended September 30, 2022. Current based on ~10.0 million ADS equivalents outstanding per the Company's Form 20-F for the period ended December 31, 2022.*
2. *Unaffected based on (i) ADS equivalent of ~0.05 million restricted stock units, and (ii) the net dilutive impact of an ADS equivalent of ~0.06 million outstanding options based on the treasury method, per the Company's Form 20-F for the period ended December 31, 2021. Current based on (i) ADS equivalent of ~0.02 million restricted stock units and (ii) the net dilutive impact of an ADS equivalent of ~0.05 million outstanding options based on the treasury method, the Company's Form 20-F for the period ended December 31, 2022.*
3. *Unaffected and Current per the Company's Form 6-K for the period ended September 30, 2022 and Form 20-F for the period ended December 31, 2022, respectively.*
4. *Short Term Investments include fund investments, listed equity securities, and wealth management products. Unaffected and Current per the Company's Form 20-F for the period ended December 31, 2021 and Form 20-F for the period ended December 31, 2022, respectively.*
5. *Long Term Investments include instruments in equity securities without readily determinable fair values. Unaffected and Current per the Company's Form 20-F for the period ended December 31, 2021 and Form 20-F for the period ended December 31, 2022, respectively.*
6. *Per Capital IQ as of 12/19/2022 and 11/20/2023, respectively.*

Sources: Bloomberg, Capital IQ, public filings.

15 | Houlihan Lokey

CONFIDENTIAL

CONFIDENTIAL Public Market Observations Selected Chinese Public Equity Market Observations | Since 2021 16 G B D A C E H F I J K Selected Events Event Date Selected Observations A Jan 2021 Baozun Inc. (NASDAQ: BZUN) announced $50 million equity investment in the Company, obtaining ~4% of the Company’s outstanding shares and ~10% total voting equity post investment. B March 2021 SEC adopted interim final amendments to implement the disclosure and submission requirements of the Holding Foreign Companies Accountable Act ("HFCAA"), which became law in December 2020. C March 2021 Forced liquidation of multi-billion family office Archegos Capital Management triggered sell-off of certain U.S. listed Chinese stocks. D June 2021 Chinese internet regulator suspended DiDi, China’s leading ride-hailing platform, from new user registration for cyber security review, two days after DiDi’s IPO in New York. E Sept 2021 PAG Pegasus Fund LP and Oasis Management Company Ltd. made a preliminary non-binding indicative proposal to acquire all the outstanding shares (other than management owned shares and those existing shareholders of the Company who elect to roll over) for $67.502 per ADS in cash. F Oct 2021 Infinity Equity Management Co. Ltd. made a preliminary non-binding indicative proposal to acquire all the outstanding shares (other than management owned shares and those existing shareholders of the Company who elect to roll over) for $75.003 per ADS in cash. G Nov 2021 The Personal Information Protection Law went into effect in China, which sets forth detailed personal information protection requirement on data collection, data processing, data transfer and data creation. H March-May 2022 Chinese city Shanghai implemented 2-month lock-down in response to the widespread Omicron variant COVID-19 cases. I May 2022 iClick withdrew its full year 2022 financial guidance previously announced in March 2022 due to episodic resurgence of the COVID-19 pandemic since the first quarter of 2022 and the various control measures implemented by regional Chinese governments, including in Beijing and Shanghai. J Dec 2022 Public Company Accounting Oversight Board announced that it was able to secure complete access to inspect and investigate audit firms in China and released the 2022 HFCAA Determination Report. K Dec 2022 Company received a revised non-binding proposal from a Buyer Consortium led by the Company’s co-founders to acquire all outstanding Ordinary Shares and ADSs other than those owned by the Buyer Consortium for $4.0672 per ADS in cash. Note: On October 31, 2022, to meet Nasdaq’s minimum bid price requirement, the Company announced the ADS to Class A Ordinary Share ratio from 0.5:1 to 5:1, effectuating a 10-for-1 reverse stock split (the “Reverse Split”), ______ieffective November 14, 2022. 1. Per Capital IQ as of 11/20/2023. 2. Representing ~$6.75 per ADS before the Reverse Split on November 14, 2022. 3. Representing ~$7.50 per ADS before the Reverse Split on November 14, 2022. Source: Capital IQ, public filings, press releases. Company Specific Events Current Stock Price [1]: $3.40 $0.00 $50.00 $100.00 $150.00 $200.00 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22 Oct-22 Feb-23 May-23 Aug-23 Nov-23 iClick Closing ADS Price Current ADS Price [1] Closing ADS Price ($)

CONFIDENTIAL Public Market Observations Total Shareholder Return Note: China AdTech Company Index is equally weighted and includes Joy Spreader Group Inc., Many Idea Cloud Holdings Limited, Mobvista Inc., and Uju Holdings Limited. Note: China SaaS Company Index is equally weighted and includes Aurora Mobile Limited, China Youzan Limited, Weimob Inc., and Xuan Wu Cloud Technology Holdings Limited. Note: US AdTech Company Index is equally weighted and includes AdTheorent Holding Company, Inc., comScore, Inc., Digital Media Solutions, Inc., Fluent, Inc., LiveRamp Holdings, Inc. The Trade Desk, Inc., and Viant Technology Inc. Note: US SaaS Company Index is equally weighted and includes Adobe Inc., HubSpot, Inc., Salesforce, Inc., and Shopify Inc. 1. Total return to shareholders considers dividends paid and capital gains. 2. On December 20, 2022, iClick Interactive Asia Group Limited announced the receipt of the Initial Proposal Letter. Source: Capital IQ as of 11/20/2023. 17 -100% 0% 100% 200% 300% 400% 500% 600% Nov-18 Mar-19 Jul-19 Nov-19 Mar-20 Jul-20 Nov-20 Mar-21 Jul-21 Nov-21 Mar-22 Jul-22 Nov-22 Mar-23 Jul-23 Nov-23 MSCI China Index Selected China AdTech Company Index Selected China SaaS Company Index Selected US AdTech Company Index Selected US SaaS Company Index iClick Total Shareholder Return [1] Five-Year Three-Year One-Year Since Announcement Year to Date Return Return Return Return [2] Return iClick -90.3% -95.5% 37.7% -3.7% -16.0% MSCI China Index -19.2% -45.8% 1.6% -6.3% -10.9% Selected China AdTech Company Index NA -75.0% -51.8% -46.6% -47.2% Selected China SaaS Company Index -58.1% -83.6% -37.6% -39.8% -51.0% Selected US AdTech Company Index 19.4% -50.4% 29.9% 37.5% 41.0% Selected US SaaS Company Index 249.3% -5.9% 84.2% 78.9% 78.4%

CONFIDENTIAL Public Market Observations Historical Trading Activity | Current as of 11/20/2023 18 Since Initial Proposal Last Nine Months Last Six Months Last Three Months (dollars in millions, except per ADS and VWAP values) (dollars in millions, except per ADS and VWAP values) (dollars in millions, except per ADS and VWAP values) (dollars in millions, except per ADS and VWAP values) VWAP Volume: 7.2 million1 VWAP: $2.741 VWAP Volume: 5.0 million1 VWAP: $2.241 VWAP Volume: 1.4 million1 VWAP: $2.281 VWAP Volume: 5.8 million1 VWAP: $2.361 1. Based on VWAP over specified period (last three months, six months, nine months or since Initial Proposal). Source: Bloomberg as of 11/20/2023. 21.2% 51.6% 13.1% 12.7% 1.4% $1.00- $2.00 $2.00- $3.00 $3.00- $4.00 $4.00- $5.00 $5.00- $6.00 26.4% 64.1% 9.6% 0.0% 0.0% $1.00- $2.00 $2.00- $3.00 $3.00- $4.00 $4.00- $5.00 $5.00- $6.00 30.7% 68.4% 1.0% 0.0% 0.0% $1.00- $2.00 $2.00- $3.00 $3.00- $4.00 $4.00- $5.00 $6.00- $7.00 29.2% 70.8% 0.0% 0.0% 0.0% $1.00- $2.00 $2.00- $3.00 $3.00- $4.00 $4.00- $5.00 $6.00- $7.00

CONFIDENTIAL Public Market Observations Historical Trading Activity | Unaffected as of 12/19/2022 19 Last Twelve Months Last Nine Months Last Six Months Last Three Months (dollars in millions, except per ADS and VWAP values) (dollars in millions, except per ADS and VWAP values) (dollars in millions, except per ADS and VWAP values) (dollars in millions, except per ADS and VWAP values) VWAP Volume: 10.0 million1 VWAP: $12.251 VWAP Volume: 2.8 million1 VWAP: $4.151 VWAP Volume: 1.5 million1 VWAP: $3.391 VWAP Volume: 8.4 million1 VWAP: $9.101 1. Based on VWAP over specified period (last three months, six months, nine months or twelve months). Source: Bloomberg as of 12/19/2022. 14.7% 11.9% 11.3% 51.8% 10.2% $0.00- $4.00 $4.00- $6.00 $6.00- $8.00 $8.00- $20.00 Above $20.00 17.6% 14.2% 13.5% 54.7% 0.0% $0.00- $4.00 $4.00- $6.00 $6.00- $8.00 $8.00- $20.00 Above $20.00 52.0% 34.9% 13.2% 0.0% 0.0% $0.00- $4.00 $4.00- $6.00 $6.00- $8.00 $8.00- $20.00 Above $20.00 69.6% 30.4% 0.0% 0.0% 0.0% $0.00- $4.00 $4.00- $6.00 $6.00- $8.00 $8.00- $20.00 Above $20.00

CONFIDENTIAL • The average price target for iClick from two equity research analysts reflected (i) a 23.5% discount to the Company’s ADS closing price of $3.40 on 11/20/2023, and (ii) a 36.3% discount to the Proposal Price. • The Company filed its 20-F for calendar year 2022 on May 11, 2023. As of November 20, 2023, the Company has not yet filed any quarterly financial results in calendar year 2023. Sources: Bloomberg, Capital IQ, public filings, Wall Street Research. (per ADS values in actual) 20 Summary of iClick Analyst Recommendations and Price Targets iClick Analyst Recommendation Summary iClick ADS Price Target Summary Public Market Observations Selected Equity Research Analyst Recommendations Recommendation No. of Brokers Selected Brokers Jefferies Citi Buy 2 Broker ADS Price Target Date of Report Citi $3.50 7/24/23 Jefferies $1.70 7/11/23 Average $2.60 ADS Price Premium / (Discount) to Average Price Target Proposal Price $4.08 56.9% ADS Closing Price as of 11/20/2023 $3.40 30.8% 52-Week High ADS Closing Price $5.44 109.2% 52-Week Low ADS Closing Price $1.40 (46.2%)

043 APPENDICES Glossary of Selected Terms

CONFIDENTIAL Glossary of Selected Terms Definition Description Adjusted EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted for certain non-recurring items Adjusted EBIT Earnings Before Interest, Taxes, adjusted for certain non-recurring items ADS American Depository Share CAGR Compound Annual Growth Rate CY Calendar Year E Estimated EV Enterprise Value IPO Initial Public Offering LTM The most recently completed 12-month period for which financial information has been made public, other than for the Company, in which case LTM refers to Latest 12 Months. PV Present Value VWAP Volume Weighted Average Price 22

054 DISCLAIMER

CONFIDENTIAL Disclaimer This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee of the Board of Directors of the Company (“Committee”) of iClick Interactive Asia Group Limited (the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials. The materials are for discussion purposes only. Houlihan Lokey expressly disclaims any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee. The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey’s express prior written consent. Notwithstanding any other provision herein, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons without limitation of any kind, the tax treatment and tax structure of any transaction and all materials of any kind (including opinions or other tax analyses, if any) that are provided to the Company relating to such tax treatment and structure. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. income or franchise tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. income or franchise tax treatment of the transaction. If the Company plans to disclose information pursuant to the first sentence of this paragraph, the Company shall inform those to whom it discloses any such information that they may not rely upon such information for any purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Houlihan Lokey’s role in reviewing any information was limited solely to performing such a review as it deemed necessary to support its own advice and analysis and was not on behalf of the Committee. The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials. Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Committee, the Company, any security holder of the Company or any other party as to how to vote or act with respect to any matter relating to the Transaction or otherwise or whether to buy or sell any assets or securities of any company. Houlihan Lokey’s only opinion is the opinion, if any, that is actually delivered to the Committee. In preparing the materials Houlihan Lokey has acted as an independent contractor and nothing in the materials is intended to create or shall be construed as creating a fiduciary or other relationship between Houlihan Lokey and any party. The materials may not reflect information known to other professionals in other business areas of Houlihan Lokey and its affiliates. The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. The materials do not constitute a valuation opinion. In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and has no obligation to evaluate the solvency of the Company or any other party under any law. 24

CONFIDENTIAL Disclaimer (cont.) All budgets, projections, estimates, financial analyses, reports and other information with respect to operations reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based. The scope of the financial analysis contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose. Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to, discussed with or reviewed by Houlihan Lokey that would be material to its analyses. The materials are not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency. The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. In the ordinary course of business, certain of Houlihan Lokey’s affiliates and employees, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, any Transaction counterparty, any other Transaction participant, any other financially interested party with respect to any transaction, other entities or parties that are mentioned in the materials, or any of the foregoing entities’ or parties’ respective affiliates, subsidiaries, investment funds, portfolio companies and representatives (collectively, the “Interested Parties”), or any currency or commodity that may be involved in the Transaction. Houlihan Lokey provides mergers and acquisitions, restructuring and other advisory and consulting services to clients, which may have in the past included, or may currently or in the future include, one or more Interested Parties, for which services Houlihan Lokey has received, and may receive, compensation. Although Houlihan Lokey in the course of such activities and relationships or otherwise may have acquired, or may in the future acquire, information about one or more Interested Parties or the Transaction, or that otherwise may be of interest to the Committee or the Company, Houlihan Lokey shall have no obligation to, and may not be contractually permitted to, disclose such information, or the fact that Houlihan Lokey is in possession of such information, to the Committee or the Company or to use such information on behalf of the Committee or the Company. Houlihan Lokey’s personnel may make statements or provide advice that is contrary to information contained in the materials. 25

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